UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 45)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                                 January 4, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 HEARST BROADCASTING, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)|_|
                                                                        (b)|_|
------------ ------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           66,538,089
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           66,538,089
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           66,538,089
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          71.1%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                          CO
============ ===================================================================

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                       HEARST HOLDINGS, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)|_|
                                                                        (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           66,538,089
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           66,538,089
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           66,538,089
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           71.1%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
============ ===================================================================

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                  THE HEARST CORPORATION
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)|_|
                                                                        (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           66,538,089
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           66,538,089
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           66,538,089
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           71.1%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                            CO
============ ===================================================================

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)|_|
                                                                        (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           66,538,089
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           66,538,089
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           66,538,089
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            71.1%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           OO (Testamentary Trust)
============ ===================================================================

                                  SCHEDULE 13D


     This Amendment No. 45 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

Item 2.  Identity and Background.

     Item 2 is amended as follows:

     Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust. Schedule I also sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $15,355,769.50. Hearst Broadcasting used its working capital to make such purchases.

Item 4.  Purpose of Transaction.

     Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) As of January 4, 2006, the Reporting Persons owned 24,253,310 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 66,538,089 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 71.1% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of November 30, 2005, provided to the Reporting Persons by the Issuer, and assuming conversion of the Series B Preferred Securities owned by the Reporting Persons.


     (c) Since filing Amendment No. 44 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:


       Date                # of Shares             Price per Share ($)               Cost ($)
------------------- --------------------------- --------------------------- ---------------------------

    11/18/2005                    50                     23.4700                          1,173.50
    11/18/2005                   700                     23.4200                         16,394.00
    11/18/2005                 1,150                     23.4300                         26,944.50
    11/18/2005                   100                     23.4500                          2,345.00
    11/18/2005                   350                     23.4800                          8,218.00
    11/18/2005                 3,100                     23.5300                         72,943.00
    11/18/2005                 1,900                     23.4900                         44,631.00
    11/18/2005                 1,450                     23.5000                         34,075.00
    11/18/2005                   200                     23.5200                          4,704.00
    11/18/2005                   650                     23.5400                         15,301.00
    11/18/2005                   400                     23.5500                          9,420.00
    11/18/2005                 1,850                     23.5700                         43,604.50
    11/18/2005                    50                     23.5600                          1,178.00
    11/21/2005                   550                     23.6300                         12,996.50
    11/21/2005                 3,050                     23.6200                         72,041.00
    11/21/2005                   850                     23.5300                         20,000.50
    11/21/2005                   400                     23.5600                          9,424.00
    11/21/2005                   100                     23.6000                          2,360.00
    11/21/2005                 4,450                     23.6100                        105,064.50
    11/21/2005                 5,800                     23.5900                        136,822.00
    11/21/2005                   800                     23.5800                         18,864.00
    11/22/2005                   750                     23.7200                         17,790.00
    11/22/2005                   500                     23.7500                         11,875.00
    11/22/2005                 3,850                     23.7400                         91,399.00
    11/22/2005                 4,250                     23.7300                        100,852.50
    11/23/2005                55,000                     23.9400                      1,316,700.00
    11/25/2005                   300                     23.9200                          7,176.00
    11/25/2005                   200                     23.9300                          4,786.00
    11/25/2005                   600                     23.8600                         14,316.00
    11/25/2005                 2,800                     23.8700                         66,836.00
    11/25/2005                 1,500                     23.8800                         35,820.00
    11/25/2005                 1,150                     23.9400                         27,531.00
    11/28/2005                   550                     23.9100                         13,150.50
    11/28/2005                   100                     23.8900                          2,389.00
    11/28/2005                 3,550                     23.9400                         84,987.00
    11/28/2005                 2,500                     23.9200                         59,800.00
    11/28/2005                 1,100                     23.9300                         26,323.00
    11/28/2005                   150                     23.8600                          3,579.00
    11/28/2005                   200                     23.8400                          4,768.00
    11/28/2005                   850                     23.8000                         20,230.00
    11/29/2005                   150                     23.8200                          3,573.00
    11/29/2005                   300                     23.8500                          7,155.00
    11/29/2005                   400                     23.8800                          9,552.00
    11/30/2005                 2,200                     23.9700                         52,734.00
    11/30/2005                   200                     23.9800                          4,796.00
    11/30/2005                   800                     24.0000                         19,200.00
    11/30/2005                    50                     23.9500                          1,197.50
    12/1/2005                  6,000                     24.0000                        144,000.00
    12/2/2005                  1,800                     24.0000                         43,200.00
    12/5/2005                  4,700                     24.0000                        112,800.00
    12/5/2005                    700                     23.9900                         16,793.00
    12/5/2005                    100                     23.9500                          2,395.00
    12/5/2005                    100                     23.9400                          2,394.00
    12/8/2005                    500                     23.9200                         11,960.00
    12/8/2005                    300                     23.9300                          7,179.00
    12/8/2005                  1,700                     23.9400                         40,698.00
    12/8/2005                    200                     23.9500                          4,790.00
    12/8/2005                    500                     23.9600                         11,980.00
    12/8/2005                    700                     23.9700                         16,779.00
    12/8/2005                  6,000                     23.9800                        143,880.00
    12/8/2005                    600                     23.9900                         14,394.00
    12/8/2005                  1,300                     24.0000                         31,200.00
    12/9/2005                  6,500                     23.9900                        155,935.00
    12/9/2005                  3,500                     23.9800                         83,930.00
    12/9/2005                    200                     23.9700                          4,794.00
    12/9/2005                    500                     23.9600                         11,980.00
    12/9/2005                    200                     23.9400                          4,788.00
    12/9/2005                    500                     23.9200                         11,960.00
    12/9/2005                    100                     23.9000                          2,390.00
    12/9/2005                  1,100                     23.8900                         26,279.00
    12/9/2005                    400                     23.8500                          9,540.00
    12/9/2005                  4,600                     23.8300                        109,618.00
    12/9/2005                    300                     23.8200                          7,146.00
    12/9/2005                    800                     23.8400                         19,072.00
    12/9/2005                    800                     23.8300                         19,064.00
    12/9/2005                    300                     23.8400                          7,152.00
    12/9/2005                    700                     23.8500                         16,695.00
    12/9/2005                  2,500                     23.9700                         59,925.00
    12/9/2005                    500                     23.9600                         11,980.00
    12/15/2005                   100                     23.7600                          2,376.00
    12/15/2005                 1,200                     23.7900                         28,548.00
    12/15/2005                   900                     23.7700                         21,393.00
    12/15/2005                   300                     23.8000                          7,140.00
    12/15/2005                   100                     23.7800                          2,378.00
    12/15/2005                   100                     23.8200                          2,382.00
    12/15/2005                   100                     23.8300                          2,383.00
    12/15/2005                   100                     23.8500                          2,385.00
    12/15/2005                 1,100                     23.8600                         26,246.00
    12/15/2005                22,800                     23.8700                        544,236.00
    12/16/2005                   600                     23.7800                         14,268.00
    12/16/2005                 2,400                     23.7500                         57,000.00
    12/16/2005                 6,600                     23.8100                        157,146.00
    12/16/2005                   200                     23.8700                          4,774.00
    12/16/2005                   100                     23.8600                          2,386.00
    12/16/2005                 2,300                     23.8500                         54,855.00
    12/16/2005                 4,800                     23.8400                        114,432.00
    12/16/2005                 4,500                     23.8300                        107,235.00
    12/16/2005                 5,000                     23.8200                        119,100.00
    12/16/2005                   300                     23.8000                          7,140.00
    12/19/2005               100,000                     23.7500                      2,375,000.00
    12/20/2005                18,600                     23.9600                        445,656.00
    12/20/2005                 3,300                     23.9700                         79,101.00
    12/20/2005                   100                     23.9900                          2,399.00
    12/20/2005                 1,000                     24.0000                         24,000.00
    12/20/2005                   200                     23.8700                          4,774.00
    12/20/2005                   100                     23.8300                          2,383.00
    12/20/2005                   200                     23.7900                          4,758.00
    12/20/2005                   300                     23.7300                          7,119.00
    12/21/2005                   300                     23.9100                          7,173.00
    12/21/2005                 7,300                     23.9600                        174,908.00
    12/21/2005                 3,600                     23.9700                         86,292.00
    12/21/2005                 2,800                     23.9800                         67,144.00
    12/21/2005                 8,900                     24.0000                        213,600.00
    12/21/2005                   900                     23.9900                         21,591.00
    12/22/2005                   400                     23.7100                          9,484.00
    12/22/2005                 1,300                     23.7700                         30,901.00
    12/22/2005                   600                     23.8000                         14,280.00
    12/22/2005                   600                     23.8100                         14,286.00
    12/22/2005                11,100                     23.8500                        264,735.00
    12/22/2005                   300                     23.8900                          7,167.00
    12/22/2005                   300                     23.9300                          7,179.00
    12/22/2005                   700                     23.9500                         16,765.00
    12/22/2005                   600                     24.0000                         14,400.00
    12/22/2005                   400                     23.9200                          9,568.00
    12/22/2005                 1,400                     23.8600                         33,404.00
    12/22/2005                   500                     23.9100                         11,955.00
    12/22/2005                 3,600                     23.8700                         85,932.00
    12/22/2005                 2,000                     23.8800                         47,760.00
    12/23/2005                 3,900                     23.9000                         93,210.00
    12/23/2005                 4,300                     23.9500                        102,985.00
    12/23/2005                 6,000                     24.0000                        144,000.00
    12/23/2005                 9,600                     23.9900                        230,304.00
    12/28/2005                 4,900                     23.9500                        117,355.00
    12/28/2005                 1,000                     23.9400                         23,940.00
    12/28/2005                   400                     23.9600                          9,584.00
    12/28/2005                 1,000                     23.9700                         23,970.00
    12/28/2005                 3,000                     23.9900                         71,970.00
    12/29/2005                   400                     23.9500                          9,580.00
    12/30/2005                 1,000                     23.8900                         23,890.00
    12/30/2005                20,500                     23.9000                        489,950.00
     1/3/2006                    400                     23.8000                          9,520.00
     1/3/2006                    200                     23.7800                          4,756.00
     1/3/2006                    800                     23.7500                         19,000.00
     1/3/2006                    600                     23.7200                         14,232.00
     1/3/2006                  1,700                     23.7600                         40,392.00
     1/3/2006                    200                     23.7700                          4,754.00
     1/3/2006                    700                     23.7300                         16,611.00
     1/3/2006                  1,100                     23.7400                         26,114.00
     1/3/2006                    700                     23.6400                         16,548.00
     1/3/2006                  1,500                     23.6500                         35,475.00
     1/3/2006                  2,800                     23.6700                         66,276.00
     1/3/2006                  2,100                     23.6900                         49,749.00
     1/3/2006                  2,100                     23.6800                         49,728.00
     1/3/2006                  1,300                     23.7000                         30,810.00
     1/4/2006                185,600                     23.9000                      4,435,840.00
                             643,450                                                 15,355,769.50



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). On September 23, 2005, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 25 million shares of the Issuer (inclusive of the 20 million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

     In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.


     There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2006



                                       HEARST BROADCASTING, INC.


                                       By:    /s/ Eve B. Burton
                                              ----------------------------------
                                              Name:      Eve B. Burton
                                              Title:     Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2006



                                       HEARST HOLDINGS, INC.


                                       By:    /s/ Eve B. Burton
                                              ----------------------------------
                                              Name:      Eve B. Burton
                                              Title:     Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2006


                                       THE HEARST CORPORATION


                                       By:    /s/ Eve B. Burton
                                              ----------------------------------
                                              Name:      Eve B. Burton
                                              Title:     Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2006



                                       THE HEARST FAMILY TRUST


                                       By:    /s/ Victor F. Ganzi
                                              ----------------------------------
                                              Name:      Victor F. Ganzi
                                              Title:     Trustee

                                   SCHEDULE I
                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are U.S. citizens.

                                          Present Office/Principal
Name                                      Occupation or Employment

HEARST

George R. Hearst, Jr.*                    Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)                Vice Chairman of the Board, Chairman
                                          of Executive Committee, Director

Victor F. Ganzi*                          President, Chief Executive Officer,
                                          Director

James M. Asher                            Senior Vice President, Chief Legal and
                                          Development Officer, Director

Anissa B. Balson*                         Director

David J. Barrett (1)                      Director; President and Chief
                                          Executive Officer: Hearst-Argyle
                                          Television, Inc.

Cathleen P. Black                         Senior Vice President, Director;
                                          President: Hearst Magazines Division,
                                          Hearst Communications, Inc.

Catherine A. Bostron                      Secretary

Eve B. Burton                             Vice President, General Counsel

John G. Conomikes* (2)                    Director

Richard E. Deems* (2)                     Director

Steven DeLorenzo                          Vice President

Ronald J. Doerfler                        Senior Vice President, Chief Financial
                                          Officer, Treasurer, Director

Alfredo Gatto                             Vice  President; Vice  President and
                                          General Manager, Hearst Service Center
                                          Division, Hearst Communications, Inc.

George J. Green                           Vice President; President: Hearst
                                          Magazines International Division,
                                          Hearst Communications, Inc.

Mark Hasson                               Vice President-Finance

Austin Hearst (1)                         Director; Vice President: Hearst
                                          Entertainment Distribution  Division,
                                          Hearst Entertainment, Inc.

John R. Hearst, Jr.*                      Director

Stephen T. Hearst (4)                     Director; Vice President: San
                                          Francisco Realties Division; Vice
                                          President, San Simeon Ranch Division,
                                          Hearst Holdings, Inc.

William R. Hearst, III* (3)               Director; Partner: Kleiner, Perkins,
                                          Caufield & Byers

George B. Irish                           Senior Vice President, Director;
                                          President: Hearst Newspapers Division,
                                          Hearst Communications, Inc.

Harvey L. Lipton* (2)                     Director

Richard P. Malloch                        Vice President; President: Hearst
                                          Business Media Group Administrative
                                          Division, Hearst Communications, Inc.

Gilbert C. Maurer* (2)                    Director

Mark F. Miller* (2)                       Director

Bruce L. Paisner                          Vice President; Executive Vice
                                          President: Hearst Entertainment and
                                          Syndication Group Administrative
                                          Division, Hearst Communications, Inc.

Raymond J. Petersen*                      Director; Executive Vice President:
                                          Hearst Magazines Division, Hearst
                                          Communications, Inc.

Dionysios Psyhogios                       Vice President-Taxes

Virginia Hearst Randt*                    Director

Debra Shriver                             Vice President




HEARST BROADCASTING

John G. Conomikes* (2)                    President, Director

James M. Asher                            Vice President

David J. Barrett (1)                      Vice President, Director; President
                                          and Chief Executive Officer:
                                          Hearst-Argyle Television, Inc.

Eve B. Burton                             Vice President

Ronald J. Doerfler                        Vice President, Treasurer

Victor F. Ganzi*                          Vice President, Director

Catherine A. Bostron                      Secretary

Frank A. Bennack, Jr.* (2)                Director

George R. Hearst, Jr.*                    Director

William R. Hearst, III* (3)               Director; Partner: Kleiner, Perkins,
                                          Caufield & Byers

Gilbert C. Maurer* (2)                    Director

Virginia Hearst Randt*                    Director

HEARST HOLDINGS

George R. Hearst, Jr.*                    Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)                Vice Chairman of the Board, Chairman
                                          of Executive Committee, Director

Victor F. Ganzi*                          President, Chief Executive Officer,
                                          Director

James M. Asher                            Senior Vice President, Chief Legal and
                                          Development Officer, Director

Anissa B. Balson*                         Director

David J. Barrett (1)                      Director; President and Chief
                                          Executive Officer: Hearst-Argyle
                                          Television, Inc.

Cathleen P. Black                         Senior Vice President, Director;
                                          President: Hearst Magazines Division,
                                          Hearst Communications, Inc.

Catherine A. Bostron                      Secretary

Eve B. Burton                             Vice President, General Counsel

John G. Conomikes* (2)                    Director

Richard E. Deems* (2)                     Director

Steven DeLorenzo                          Vice President

Ronald J. Doerfler                        Senior Vice President, Chief Financial
                                          Officer, Treasurer, Director

Alfredo Gatto                             Vice  President; Vice  President  and
                                          General Manager, Hearst Service Center
                                          Division, Hearst Communications, Inc.

George J. Green                           Vice President; President: Hearst
                                          Magazines International Division,
                                          Hearst Communications, Inc.

Mark Hasson                               Vice President-Finance

Austin Hearst (1)                         Director; Vice President: Hearst
                                          Entertainment Distribution Division,
                                          Hearst Entertainment, Inc.

John R. Hearst, Jr.*                      Director

Stephen T. Hearst (4)                     Director; Vice President: San
                                          Francisco Realties Division, The
                                          Hearst Corporation; Vice President,
                                          San Simeon Ranch Division, Hearst
                                          Holdings, Inc.

William R. Hearst, III* (3)               Director; Partner: Kleiner, Perkins,
                                          Caufield & Byers

George B. Irish                           Senior Vice President, Director;
                                          President: Hearst Newspapers Division,
                                          Hearst Communications, Inc.

Harvey L. Lipton* (2)                     Director

Richard P. Malloch                        Vice President; President: Hearst
                                          Business Media Group Administrative
                                          Division, Hearst Communications, Inc.

Gilbert C. Maurer* (2)                    Director

Mark F. Miller* (2)                       Director

Bruce L. Paisner                          Vice President; Executive Vice
                                          President: Hearst Entertainment and
                                          Syndication Group Administrative
                                          Division, Hearst Communications, Inc.

Raymond J. Petersen*                      Director; Executive Vice President:
                                          Hearst Magazines Division, Hearst
                                          Communications, Inc.

Dionysios Psyhogios                       Vice President-Taxes

Virginia Hearst Randt*                    Director

Debra Shriver                             Vice President

---------------------------------
(1)    888 Seventh Avenue
       New York, NY 10106

(2)    Self-employed, non-employed or retired

(3)    765 Market Street, #34D
       San Francisco, CA 94103

(4)    5 Third Street
       Suite 200
       San Francisco, CA 94103